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STAKEHAUL
App

STAKEHAUL

Social betting for the next generation.

Type of Security **Common Equity** | Pre-Money Valuation **$2,500,000** | Days Left **120**

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Founded Jan 2016
Milwaukee, WI
Entertainment

HIGHLIGHTS
https://itunes.apple.com

Less than 20% Funded | Committed $0

Target **$50,000 - $750,000**
Minimum Investment **$100**

ABOUT | TEAM | DOCUMENTS | OVERVIEW AND TERMS | FAQ | ASK A QUESTION | INVEST

ABOUT STAKEHAUL

StakeHaul is a betting platform (currently for iOS only) that facilitates social betting between friends and keeps record of those bets. Users can upload photos and videos to track the bet progress and can include a third-party judge to determine the winner of the bet. We are building in a payment system that exchanges funds after a monetary bet has been completed with no surcharge to the individuals involved in the bet.

The app is currently the #1 ranked social betting app under the keyword "betting" in the Apple App Store and ranked #3 for all betting apps. It has an 18% conversion rate (App Store average is 5%-10%), a 12% organic growth rate month-over-month, and over 250 five-star ratings.

WHY YOU SHOULD INVEST

It's very simple why you should invest in our platform. We are already well-positioned in an industry that is already projected to be worth in the hundreds of billions of dollars due to the lack of betting apps out there. We also offer a social betting experience unlike any competitors, and we believe this peer-to-peer experience gives up a competitive advantage over all the other casino and hardcore sports betting apps. Finally, if sports betting were to be legalized in 2018, the valuation of our company could easily jump 10x!

While we can't guarantee sports betting, and betting as a whole, will be fully legalized in 2018, there's an excellent article as to why the Supreme Court will strike down the Professional and Amateur Sports Protection Act (PASPA) next year on VICE Sports:

https://sports.vice.com/en_ca/article/nevnew/handicapping-the-supreme-court-votes-on-sports-betting-case

PASPA is the main law that outlaws sports betting across the U.S. in all states besides Nevada. If this law gets struck down in court and a federal framework gets put in place, you're investing in an industry that is estimated at over $150 billion on U.S. sports alone. When you take into account world sports such as English Premier League soccer, Americans are estimated to bet around $500 billion annually.

Note that the above potential market is only for sports betting. Imagine the market when you add in social betting and pools such as NCAA March madness pools!

StakeHaul is currently the #1 social betting app on the App Store under the keyword "betting" and top five for all betting apps. We aim to be ranked #1 for all betting apps by mid-2018. If we accomplish this and sports betting becomes legalized, our user base will grow exponentially (think of how quickly products on Amazon sell when they are ranked at the top for highly searched keywords).

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When you combine all the factors explained above, an investment in our platform is one that doesn't come around often.


★★★★★ (28)
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CHALLENGE BY
Jeff Lippert
CHALLENGE
Sports
STAKE
20 push-ups
NO. OF STAKE VIEWS
1078
MESSAGE
Jeff chooses Preds to win the Cup
Paul chooses Pens to win the Cup
STAKE VALUE
20 push-ups
DEADLINE

HOW WE INTEND TO MAKE MONEY

Currently, we are keeping the app free and looking to build a large and active community of users. I plan to introduce sponsored public challenges and opinion polls once the user base is large enough where companies would find value in sponsoring a public challenge. I will also introduce an apparel store with branded shirts and other gear.

I'm also looking to capitalize on the favorable views of legalizing sports gambling. There is a large interest in betting on games of skill and games of chance as shown by the recent betting on Super Bowl LI, the market for fantasy sports, and other one off bets friends make between one another.

In the future, I plan on capitalizing on this by offering sports picks in the paid portion of the app. I would charge less than the 10% premium casinos charge to bet against them. Since I would connect bettors instead of acting as a casino and placing our own bets and collect a small percentage fee from each sports bet, we offer a competitive advantage in that we won't take huge losses from certain unexpected sporting events.

WHY WE ARE RAISING CAPITAL, AND WHAT WE'LL DO WITH IT

This is the first round of investing that we've offered. We are ready to raise money now that our product was tested and validated by the market. Also, the U.S. Supreme Court has recently decided to relook at PASPA (Professional and Amateur Sports Protection Act) to determine whether the law is unconstitutional. If it's deemed unconstitutional, it would pave the way to legalize sports betting and all other forms of betting across the U.S. The Supreme Court will hear oral arguments towards the end of 2017, with an expected decision in the middle of 2018.

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Thus, StakeHaul is raising capital to gear up for a full market launch and to add the features to make StakeHaul the #1 betting platform on the market before full federal legalization takes place. We believe that by being the first nationally known betting platform in the market, we can capture a good percentage of the estimated $140 billion betting market in the U.S.

Here are some of the new features to be included in the future StakeHaul platform:

1) The most efficient payment method on the market to pay up any monetary social bets.
2) Patent pending voice activation to easily create a bet by simply speaking your bet intentions in your phone.
3) Full sports betting on specific games and/or specific players with customized odds maker.
4) News event predictions with material betting options with your friends.

We will also use funds from this campaign to market nationally and take our brand to the next level. If we raise a greater amount than our target goal, we will hire marketing and public relations individuals that will use a combination of social media, email marketing, and targeted online advertisements. We will also organize public challenges and purchases prizes to individuals that enter and are the most successful in challenges.


GIVEMEAPPS
StakeHaul App Review

PROBLEM STATEMENT

In 1992, Congress passed the Professional and Amateur Sports Protection Act (PASPA), which outlaws sports betting in most of the United States outside of Nevada. Public attitudes towards gambling have shifted dramatically since PASPA was enacted, however. Nearly six in ten Americans favor ending the federal sports betting ban to allow states to decide whether to offer sports betting, according to the American Gaming Association (AGA). $90 billion will be wagered on NFL and college football games in 2017 alone, and 97% of those bets will be placed outside of Nevada.

Legally and conveniently, the only way to make a bet with friends when you're not in the same location is through text, which is time consuming and clunky. There is also not a way to guarantee payment for the bet, and it's inefficient if you want to keep a win/loss record. This is why StakeHaul was created.

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TEAM



ANISH DALAL
Advisor

Anish Dalal is the Co-founder of Sapphire Apps. He has founded multiple app companies and obtained over 15 million downloads. He has made and worked with 100s of ... Read More

University of Illinois



J.P. LAMP
Advisor

J.P. Lamp was integral in helping StakeHaul get off the ground. He interviewed Jeff on his Triple F podcast, helped build out its social media presence, and helped navigate ... Read More

Milwaukee, WI — University of Wisconsin-Madison



BRETT BELDEN
Advisor

Brett Belden is a senior counsel and intellectual property lawyer with Foley & Lardner LLP, where he counsels clients with respect to intellectual property matters, with an emphas... Read More

University of Wisconsin-Madison Law School



JEFF LIPPERT
Founder & CEO

An outgoing youngster, I grew up in the suburbs of Milwaukee participating in a range of sports, from basketball to wrestling to ping-pong. You name a sport, and I would play it. ... Read More

Milwaukee, WI — University of Wisconsin-Madison



JOE CHIN
Advisor

Joe is the founding CEO of SourcePad. SourcePad has built sites or apps for 120+ startups, including those backed by Google Ventures, Peter Thiel, and Ashton... Read More

Columbia University

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ARTICLES AND PRESS

"Entrepreneurial Tales: The friendly wager brought to life"
- Medium

"Episode 032: StakeHaul"
- Triple F Podcast

""Times have changed...I believe sports betting should be brought out of the underground and into the sunlight where it can be appropriately monitored and regulated." -Adam Silver, NBA Commissioner"
- American Sports Betting Coalition

DOCUMENTS

Official filing on SEC.gov	Company documents	Company documents
	Financials	Investor Presentation

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OVERVIEW AND TERMS

FUNDRAISING DESCRIPTION	
Type of Security	Pre-Money Valuation
Common Equity	**$2,500,000**
Minimum Investment	Price per Share
$100	**$1**
Minimum # of Shares	Maximum # of Shares
50,000	**750,000**

PERKS	
Invest **$100** or more	1) Personalized thank you email from Jeff Lippert, Founder & CEO of StakeHaul. 2) StakeHaul branded T-shirt (white) 3) Certificate of ownership
Invest **$250** or more	1) All perks from a $100 investment 2) StakeHaul branded hooded sweatshirt
Invest **$500** or more	1) All perks from a $250 investment 2) StakeHaul branded golf shirt 3) Recognition on a "Wall of Fame" to be built inside all mobile versions of our platform
Invest **$1,000** or more	1) All perks from a $500 investment 2) First opportunity to try out new features of the app before each new update is released for iPhone or Android (after first Android version is available) and provide feedback
Invest **$10,000** or more	1) All perks from a $1000 investment 2) Meet with Jeff Lippert in Milwaukee, WI for dinner and strategy session
Invest **$25,000** or more	1) All perks from a $1000 investment 2) Meet with Jeff Lippert anywhere in the U.S. for dinner and initial strategy session 3) Active role in shaping the future of StakeHaul, including regular follow-up sessions with Jeff Lippert if desired

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FAQ

When will an Android version of StakeHaul be released?

We are finalizing plans to create an Android version in conjunction with a new and improved version of the iPhone version. Ideally, this will be released before the end of 2017 or Q1 2018.

Can I control who can follow my challenges?

Is there a quick way to ask for help or send feedback to the StakeHaul team?

ASK A QUESTION

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